------------------------------        UNITED STATES SECURITIES AND EXCHANGE COMMISSION        ------------------------------
       FORM 3                                      WASHINGTON, D.C. 20549                     OMB APPROVAL
------------------------------                                                                ------------------------------
                                                    INITIAL STATEMENT OF                      OMB NUMBER:    3235-0104
                                             BENEFICIAL OWNERSHIP OF SECURITIES               EXPIRES: SEPTEMBER 30, 1998
                                                                                              ESTIMATED AVERAGE BURDEN HOURS
                                 Filed pursuant to Section 16(a) of the Securities Exchange   PER RESPONSE .... 0.5
                                  Act of 1934, Section 17(a) of the Public Utility Holding    ------------------------------
(Print or Type Responses)          Company Act of 1935 or Section 30(f) of the Investment
                                                    Company Act of 1940

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
1.  Name and Address of Reporting       2.  Date of Event    4.  Issuer Name AND Ticker or Trading Symbol
    Person*                                 Requiring
                                            Statement
                                            (Month/Day/Year)
    Rodamco North America B.V.              9/25/00              Urban Shopping Centers, Inc. (URB)
--------------------------------------  -------------------  --------------------------------------------------------------
      (Last)     (First)    (Middle)
    c/o Rodamco North America N.V.,     3.  IRS or Social    5.  Relationship of Reporting         6.  If Amendment, Date
                                            Security Number      Persons to Issuer (Check all          of Original
                                            of Reporting         applicable)                           (Month/Day/Year)
                                            Person, if an
                                            entity
                                            (voluntary)
    Coolsingel 120, Postbus 973                                  --- Director     -X- 10% Owner
--------------------------------------      ---------------      --- Officer      --- Other        ------------------------
               (Street)                                          (give title      (specify below)
                                                                 below)
                                                                                                   7.  Individual or
    NL-3000 AZ, Rotterdam, The                                                                         Joint/Group Filing
    Netherlands
--------------------------------------                       ------------------------------------      (Check Applicable
                                                                                                       Line)
    (City)      (State)     (Zip)                                                                      -X- Form filed by
                                                                                                       One Reporting Person
                                                                                                       --- Form filed by
                                                                                                       More than One
                                                                                                          Reporting Person

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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
--------------------------------------------------------------------------------

1.  Title of Security (Instr.  2.  Amount of Securities       3.  Ownership Form:            4.  Nature of Indirect
    4)                             Beneficially Owned             Direct (D) or Indirect         Beneficial Ownership
                                   (Instr. 4)                     (I) (Instr. 5)                 (Instr. 5)
--------------------------------------------------------------------------------------------------------------------------
    No Securities Owned (See
    Explanatory Notes)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially              Page 1 of 3
owned directly or indirectly.                                                                   (Over)
* If the form is filed by more than one reporting person, see Instruction              SEC 1473 (7-97)
5(b)(v).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
       CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (CONTINUED)                             TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

--------------------------------------------------------------------------------

                      Date Exercisable and
1.  Title of      2.  Expiration Date           3.  Title and Amount of     4.  Conversion or  5.  Ownership      6.  Nature of
    Derivative        (Month/Day/Year)              Securities Underlying       Exercise           Form of            Indirect
    Security                                        Derivative Security         Price of           Derivative         Beneficial
    (Instr. 4)                                      (Instr. 4)                  Derivative         Security:          Ownership
                                                                                Security           Direct (D) or      (Instr. 5)
                                                                                                   Indirect (I)
                                                                                                   (Instr. 5)
                  --------------------------------------------------------
                      Date          Expiration      Title     Amount of
                      Exercisable   Date                      Number of
                                                              Shares
-----------------------------------------------------------------------------------------------------------------------------------
    Option to
    Purchase                                        Public
    Public                                          Common
    Common                                          Stock,
    Shares                                          par
    (See                                            value
    Explanatory                                     $.01 per                                                          By Subsidiary
    Notes)              10/30/00     11/7/00        share      3,520,642        $48.00/share             I             Corporation
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

See Attached Sheet for Additional Information.

                                                                      /s/ Daniel S. Weaver(1)             October 3, 2000
**Intentional misstatements or omissions of facts constitute  ----------------------------------------  --------------------
Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15            **Signature of Reporting Person               Date
U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be    (1) Daniel S. Weaver, Managing Director and Chief Financial
manually signed. If space provided is insufficient, SEE       Officer of Rodamco North America N.V., the Sole Director of
Instruction 6 for procedure.                                  Rodamco North America B.V.

Potential persons who are to respond to the collection of                                                        Page 2 of 3
information contained in this form are not required to                                                       SEC 1473 (7-97)
respond unless the form displays a currently valid OMB
Number.

                        ADDITIONAL INFORMATION TO FORM 3
              OF RODAMCO NORTH AMERICA B.V.--10% BENEFICIAL OWNER

    On September 25, 2000, Rodamco North America N.V. ("Rodamco NV"), Hexalon Real Estate, Inc. ("Hexalon"), Head Acquisition, L.P. ("Head Acquisition LP"), Head Acquisition Corp. ("Head Acquisition Corp"), Urban Shopping Centers, Inc. ("Urban") and Urban Shopping Centers, L.P. (the "OP") entered an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Head Acquisition LP will commence a tender offer for all of the issued and outstanding common stock, par value $.01 per share ("Public Common Shares"), together with associated preferred share purchase rights, unit common voting stock, par value $.01 per share (together with the Public Common Shares, the "Common Shares"), together with associated preferred share purchase rights, Series A cumulative convertible redeemable preferred stock, par value $.01 per share, and Series B cumulative convertible redeemable preferred stock, par value $.01 per share, of Urban. As an inducement to Rodamco NV, Hexalon, Head Acquisition LP and Head Acquisition Corp to enter into the Merger Agreement, certain holders (the "Holders") of the Common Shares and/or units ("Units") of partnership interest in the OP which are, pursuant to their terms, exchangeable for Common Shares, entered into that certain Voting Agreement, dated as of September 25, 2000 (the "Voting Agreement"), with Rodamco NV, Hexalon, Head Acquisition LP, Head Acquisition Corp and Urban. Pursuant to the Voting Agreement, the Holders have agreed that they will not contract to sell or sell their Common Shares or Units and will cooperate fully with Hexalon in connection with the tender offer and the subsequent merger transaction pursuant to which Rodamco NV will indirectly acquire Urban. In addition, the Holders have agreed to vote against any transaction which could delay, postpone or adversely effect the tender offer and the merger. As a result of Voting Agreement, the Reporting Person may be deemed to share beneficial ownership of the Common Shares and Units held, directly or otherwise, by the Holders, for purposes of determining 10% owner status. However, pursuant to the Voting Agreement, the Reporting Person has no pecuniary interest in any of the Common Shares or Units and therefore, pursuant to the rules of the Securities and Exchange Commission, is reporting the ownership of none of such securities on this Form 3. The filing of this Form 3 shall not be deemed an admission that the Reporting Person is the beneficial owner of such Common Shares.

    Urban has granted Hexalon an irrevocable option (the "Common Share Option") pursuant to the Merger Agreement to purchase for a price of $48.00 per share (the "Per Common Share Option Price") in cash a number of Public Common Shares (the "Optioned Common Shares") equal to the Applicable Common Share Amount (as defined below). The "Applicable Common Share Amount" is the number of Public Common Shares which, when added to the number of Public Common Shares owned by the Reporting Person and its affiliates, in the aggregate, immediately prior to the exercise of the Common Share Option, would result in the Reporting Person and its affiliates in the aggregate, owning immediately after the exercise of the Common Share Option no more than 90% of the then outstanding Common Shares; PROVIDED, HOWEVER, that in no event shall the Applicable Common Share Amount exceed 3,520,642 Public Common Shares. Hexalon, Head Acquisition LP or Head Acquisition Corp, as the case may be, may exercise the Common Share Option only if at the time of exercise, it (i) shall have accepted for payment and paid for all Common Shares tendered and not withdrawn pursuant to the tender offer,
(ii) there shall have been validly tendered and not withdrawn prior to the expiration of the tender offer a number of Common Shares entitled to cast at least 66 2/3% of the votes entitled to be cast on the merger and (iii) after giving effect to such exercise, the Reporting Person and its affiliates would own 90% of the then outstanding Common Shares. The Common Share Option expires, if not exercised prior to the earlier of the effective time of the merger and 12:00 midnight, Chicago time, five business days after expiration of the tender offer. Hexalon is an indirect wholly-owned subsidiary of Rodamco BV.

                                                                     Page 3 of 3
                                                                 SEC 1473 (7-97)